Exhibit 99.2

                      Bravo! Foods International Corp.
                            EMPLOYMENT AGREEMENT

      This employment agreement (the Agreement) is between Bravo! Foods International Corp. (the Company), a corporation organized and existing under the laws of the state of Delaware, United States of America, having a place of business at 11300 U.S. Highway 1, North Palm Beach, FL 33408 and Tommy E. Kee, of 129 Eagleton Court, Palm Beach Gardens, Florida 33418, and a citizen of the United States of America (Kee).

1. Position. Kee will assume and perform the duties associated with the position of Chief Financial Officer for the Company. This Agreement shall cover and apply to the periods commencing with July 1, 2003 and ending December 31, 2004

2. Responsibilities. Kee shall have overall responsibilities for the Company's in connection with the general financial matters of the corporation including, but not limited to, financial planning, design and implementation of financial controls, financial analysis of operations and projections, and otherwise will include the duties and activities of the Chief Financial Officer of the corporation.

3. Salary. The annual salary for this position shall be US$120,000, paid in twenty-six equal periodic installments. The Company's Compensation Committee of the Board of Directors will review this salary at each contract year-end. The Company shall deduct the appropriate amount of all applicable federal taxes from Kee's salary payments, based upon the deduction information supplied to the Company by Kee.

4. Bonus. In addition to the annual compensation to be paid to Kee, he shall be entitled to participate in an executive incentive bonus plan. This bonus plan is in addition to and not in lieu of any profit sharing or pension plan that may be established by the Company for its employees. The bonus plan shall have the following elements:

      (a) Incentive Equity Bonus. Contemporaneous with the execution of this Agreement, Kee shall receive options for a total of 300,000 shares of the Company's common stock. These options shall have an exercise of $0.10 per share for the first tranche and market price at vesting for the next two tranches. These options shall vest, as follows: 100,000 shares shall vest on July 1, 2003; 100,000 shares shall vest on December 31, 2003 and 100,000 shares shall vest on December 31, 2004. The options shall be exercisable for a period of five years from vesting, all as set forth in an option agreement to be executed between the Company and Kee.

      (b) Conditions for Options. (i) Provided that, the Options shall vest only if the Company employs Kee on the applicable Vesting Date. Except as provided herein, if the Company does not employ Kee on the applicable Vesting Date, then the option to purchase common shares appurtenant to such options shall be null and void and Kee shall not have the right or claim to purchase such common shares. (ii) In the event of a proposed dissolution or liquidation of the


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Company, a merger or consolidation in which the Company is not the surviving entity, a sale of all or substantially all of the Company's assets or capital stock representing the controlling voting interest of the Company (collectively, a "Reorganization"), these Options shall immediately vest on the day prior to the effective date of the proposed Reorganization.

5. Corporate Benefits. The Company shall provide the same corporate benefits (medical, etc.) to Kee as it provides to its other US employees.

6. Compliance with Company Policies and Regulations. Kee will execute his duties and responsibilities in strict accordance with Company policies and regulations, approved budgets, and specific directives. Further, Kee shall be responsible, and accountable, for the employees under his responsibility to also abide by these policies and regulations. In the event Kee would be found, among other things, to be failing to perform his duties as Chief Financial Officer in a competent manner or negligent in his performance of his responsibilities, including compliance with Company policies and procedures, he would be subject to termination for cause.

7. Termination. The parties may terminate this employment agreement by mutual consent. Kee may be terminated for cause, as determined by the Board of Directors and including the violation of the responsibilities and standards set forth in Section 6 herein, only subsequent to fifteen days written termination notice to Kee, which notice shall specify the grounds for termination for cause, and the opportunity for Kee to address the Executive Committee of the Company's Board of Directors with respect to the matters set forth in the written termination notice. Termination for cause may include, without limitation, insubordination, moral turpitude, commission of a crime, or actions that in the judgment of a majority of the Board of Directors are inconsistent with the position of an officer of a publicly reporting company. If the present senior executive management of the Company changes and Kee is terminated without cause by new senior executive management, Kee shall be entitled to receive whatever salary, benefits and bonus plan benefits that would have become due to Kee for the six month period following such termination.

8. Confidentiality. Kee agrees and acknowledges that acquired information and knowledge concerning the business operations of the Company, trade secrets, methods of operation, product formula, manufacturing procedures, business practices, financial information, records and reports, and data related to the operation of the Company or its subsidiaries is confidential and secret (the foregoing hereinafter referred to as "Confidential Information"). Kee shall not at any time disclose, or after termination or expiration of this agreement, disclose any Confidential Information to any person, company, government, or use and Confidential Information in direct competition with the business of the Company for a period of one year subsequent to the termination or expiration of this agreement.

9. Commencement and Term. This agreement is effective with the signing by both parties below as of July 1, 2003. Except as otherwise provided in this document, this Contract shall be valid for eighteen months, to December 31, 2004, and may be extended or renewed upon terms as are agreed to by the parties.


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10.   Inside Information-Securities Laws Violations. In the course of the performance of Kee's duties, it is expected that Kee will receive information that is considered material inside information within the meaning and intent of the federal securities laws, rules, and regulations. Kee will not disclose this information directly or indirectly for Kee or as a basis for advice to any other party concerning any decision to buy, sell, or otherwise deal in the Company's securities or those of any of the Company's affiliated companies.

11. Warranty That Agreement Does Not Contemplate Corrupt Practices-- Domestic or Foreign. Kee represents and warrants that (a) all payments under this agreement constitute compensation for services performed and (b) this agreement and all payments, and the use of the payments by Kee, do not and shall not constitute an offer, payment, or promise, or authorization of payment of any money or gift to an official or political party of, or candidate for political office in, any jurisdiction within or outside the United States. These payments may not be used to influence any act or decision of an official, party, or candidate in his, her, or its official capacity, or to induce such official, party, or candidate to use his, her, or its influence with a government to affect or influence any act or decision of such government to assist the Company in obtaining, retaining, or directing business to the Company or any person or other corporate entity. As used in this paragraph, the term "official" means any officer or employee of a government, or any person acting in an official capacity for or on behalf of any government; the term "government" includes any department, agency, or instrumentality of a government.

12. Miscellaneous. (a) This agreement is subject to and shall be interpreted in accordance with the laws of Florida, without choice of law considerations; (b) This agreement cannot be modified except in writing executed by the parties.

                                  Bravo! Foods International Corp.




__________________                ___________________________________
Date                              Roy G. Warren, Chief Executive Officer




__________________                ___________________________________
Date                              Tommy E. Kee


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